SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 18)*

Ecolab Inc.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

278865100

(CUSIP Number)

William A. Groll, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 212-225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 18 (this “Amendment”) amends and supplements the Schedule 13D filed on December 20, 1989, as previously amended (the “Schedule 13D”), of Henkel AG & Co. KGaA (formerly known as Henkel KGaA) (“KGaA” and, together with its affiliates, “The Henkel Group”) and Henkel Corporation (as successor by merger to HC Investments, Inc.), with respect to the Common Stock, par value $1.00 per share (“Common Stock”), of Ecolab Inc. (“Ecolab” or the “Company”). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction.

On November 12, 2008, in connection with the previously announced public offering of the shares in Ecolab held by KGaA and Henkel Corporation, KGaA agreed to sell to the underwriters all 43,738,036 of its shares and Henkel Corporation agreed to sell to the underwriters 12,031,468 shares, in each case at a price of $29.96625 per share. In the aggregate, KGaA and Henkel Corporation will receive net proceeds of approximately $1.67 billion for theses sales, before taxes and expenses. The completion of these sales will occur on November 18, 2008.

In addition, pursuant to notice received on November 11, 2008, from Ecolab, and based on the price per share achieved in the public offering, Henkel Corporation will sell to Ecolab 11,346,098 shares of Common Stock for an aggregate price of $300,000,000 under the Stock Purchase Agreement. The closing of the sale under the Stock Purchase Agreement will take place within twenty days after the conclusion of the public offering.

In connection with the public offering, the underwriters have an over-allotment option to purchase an additional 5,576,950 shares of Common Stock from Henkel Corporation as part of the public offering.

Upon the conclusion of the foregoing sales, Henkel will own less than 5% of the outstanding shares of Common Stock and will cease to be required to file statements on Schedule 13D in respect of Ecolab.

Signature

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2008

Henkel AG & Co. KGaA

By: /s/ Thomas Gerd Kühn

Name: Thomas Gerd Kühn

Title: General Counsel

By: /s/ Heinz Nicolas

Name: Heinz Nicolas

Title: Senior Corporate Counsel

Henkel Corporation

By: /s/ Paul R. Berry

Name: Paul R. Berry

Title: Senior Vice President and

       Chief Legal Officer

Exhibit Index

Exhibit 1	Stock Purchase Agreement by and among HC Investments, Inc., Henkel KGaA and Ecolab Inc. dated as of December 11, 1989	(i)
Exhibit 2	Amendment No. 1 to Stock Purchase Agreement by and among HC Investments, Inc., Henkel KGaA and Ecolab Inc. dated as of December 11, 1989	(i)
Exhibit 3	Confidentiality Agreement between Henkel KGaA and Ecolab Inc. dated November 13, 1989	(i)
Exhibit 4	Press Release issued by Ecolab Inc. and Henkel KGaA on December 11, 1989	(i)
Exhibit 5	Amendment No. 2 to Stock Purchase Agreement by and among HC Investments, Inc., Henkel KGaA and Ecolab Inc. dated as of September 11, 1990	(ii)
Exhibit 6	Umbrella Agreement by and between Henkel KGaA and Ecolab Inc. dated as of September 11, 1990	(ii)
Exhibit 7	Joint Venture Agreement by and between Henkel KGaA and Ecolab Inc. dated as of September 11, 1990	(ii)
Exhibit 8	Stockholder’s Agreement between Henkel KGaA and Ecolab Inc. dated as of September 11, 1990	(ii)
Exhibit 9	Amendment No. 3 to Stock Purchase Agreement by and among HC Investments, Inc., Henkel KGaA and Ecolab Inc. dated as of March 8, 1991	(iii)
Exhibit 10	First Amendment to the Umbrella Agreement by and between Henkel KGaA and Ecolab Inc. dated as of March 8, 1991	(iii)
Exhibit 11	First Amendment to the Joint Venture Agreement by and between Henkel KGaA and Ecolab Inc. dated as of March 8, 1991	(iii)
Exhibit 12	First Amendment to the Stockholder’s Agreement between Henkel KGaA and Ecolab Inc. dated as of March 8, 1991	(iii)

Exhibit 13	Amended and Restated Umbrella Agreement by and between Henkel KGaA and Ecolab Inc. dated as of June 26, 1991	(iv)
Exhibit 14	Amended and Restated Joint Venture Agreement by and between Henkel KGaA and Ecolab Inc. dated as of June 26, 1991	(iv)
Exhibit 15	Amended and Restated Stockholder’s Agreement between Henkel KGaA and Ecolab Inc. dated as of June 26, 1991	(iv)
Exhibit 16	Press Release issued by Ecolab Inc. and Henkel KGaA on July 11, 1991	(iv)
Exhibit 17	Amendment No. 1 to Amended and Restated Stockholder’s Agreement between Henkel KGaA and Ecolab Inc. dated as of June 30, 2000	(v)
Exhibit 18	Master Agreement, dated as of December 7, 2000, between Ecolab Inc. and Henkel KGaA	(v)
Exhibit 19	Form of Amended Stockholder’s Agreement	(v)
Exhibit 20	Purchases of Common Stock from December 14, 2000 through October 5, 2001	(vi)
Exhibit 21	Purchases of Common Stock from October 9, 2001 through November 23, 2001	(vii)
Exhibit 22	Agreement to be Bound by Chemie dated as of December 31, 2002	(viii)
Exhibit 23	Agreement to be Bound by Henkel Corporation dated as of December 15, 2004	(ix)
Exhibit 24	Press release issued by Henkel KGaA on February 27, 2008	(x)
Exhibit 25	Letter from Henkel AG & Co. KGaA to Ecolab Inc. dated June 27, 2008	(xi)
Exhibit 26	Amendment No. 1 to Second Amended and Restated Stockholder’s Agreement, dated as of November 10, 2008, between Ecolab and KGaA	(xii)

Exhibit 27	Stock Purchase Agreement, dated as of November 10, 2008, by and among KGaA, Henkel Corporation and Ecolab	(xii)

(i)	Previously filed as an Exhibit to the Schedule 13D on December 20, 1989.
(ii)	Previously filed as an Exhibit to Amendment No. 2 to the Schedule 13D on September 17, 1990.
(iii)	Previously filed as an Exhibit to Amendment No. 3 to the Schedule 13D on March 15, 1991.
(iv)	Previously filed as an Exhibit to Amendment No. 4 to the Schedule 13D on July 16, 1991.
(v)	Previously filed as an Exhibit to Amendment No. 5 to the Schedule 13D on December 15, 2000.
(vi)	Previously filed as an Exhibit to Amendment No. 6 to the Schedule 13D on October 9, 2001.
(vii)	Previously filed as an Exhibit to Amendment No. 7 to the Schedule 13D on November 26, 2001.
(viii)	Previously filed as an Exhibit to Amendment No. 9 to the Schedule 13D on January 8, 2003.
(ix)	Previously filed as an Exhibit to Amendment No. 12 to the Schedule 13D on February 1, 2005.
(x)	Previously filed as an Exhibit to Amendment No. 15 to the Schedule 13D on February 27, 2008.
(xi)	Previously filed as an Exhibit to Amendment No. 16 to the Schedule 13D on July 7, 2008.
(xii)	Previously filed as an Exhibit to Amendment No. 17 to the Schedule 13D on November 10, 2008.